Exhibit 99.1

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD PROVIDENCE POWER
PARTNERS, L.P.

December 31, 2006 and 2005

C O N T E N T S

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Partners
Ridgewood Providence Power Partners, L.P.

We have audited the accompanying balance sheets of Ridgewood Providence Power Partners, L.P. (a Delaware limited partnership) (the “Partnership”) as of December 31, 2006 and 2005, and the related statements of operations, changes in partners’ equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Providence Power Partners, L.P. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Edison, New Jersey
October 31, 2007

Ridgewood Providence Power Partners, L.P.

BALANCE SHEETS

December 31,
(in thousands)

ASSETS	2006	2005

Current assets:
Cash	$545	$607
Trade receivables	2,144	1,956
Due from affiliates	74	20
Other current assets	181	92

Total current assets	2,944	2,675

Plant and equipment, net	8,559	9,349
Electric power sales contract, net	1,858	2,460
Security deposit	405	405

Total assets	$13,766	$14,889

LIABILITIES AND PARTNERS’ EQUITY

Liabilities:
Accounts payable and accrued expenses	$165	$270
Accrued royalty expense	441	409
Due to affiliates	369	1,233

Total liabilities	975	1,912

Commitments and contingencies

Partners’ equity	12,791	12,977

Total liabilities and partners’ equity	$13,766	$14,889

The accompanying notes are an integral part of these financial statements.

Ridgewood Providence Power Partners, L.P.

STATEMENTS OF OPERATIONS

Years ended December 31,
(in thousands)

	2006	2005	2004

Power generation revenue	$7,465	$7,331	$7,457
Renewable attribute revenue	3,957	4,014	4,177
Sublease revenue	577	571	571

Total revenues	11,999	11,916	12,205

Cost of revenues	9,138	8,934	8,949

Gross profit	2,861	2,982	3,256

Operating expenses:
General and administrative expenses	60	116	23

Total operating expenses	60	116	23

Income from operations	2,801	2,866	3,233

Other income (expense):
Interest income	25	8	1
Interest expense	(12)	(13)	(14)

Total other income (expense), net	13	(5)	(13)

Net income	$2,814	$2,861	$3,220

The accompanying notes are an integral part of these financial statements.

Ridgewood Providence Power Partners, L.P.

STATEMENT OF CHANGES IN PARTNERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006
(in thousands)

Total
partners’ equity

Partners’ equity, January 1, 2004	$15,375

Cash distributions	(4,394)

Net income for the year	3,220

Partners’ equity, December 31, 2004	14,201

Cash distributions	(4,085)

Net income for the year	2,861

Partners’ equity, December 31, 2005	12,977

Cash distributions	(3,000)

Net income for the year	2,814

Partners’ equity, December 31, 2006	$12,791

The accompanying notes are an integral part of these financial statements.

Ridgewood Providence Power Partners, L.P.

STATEMENTS OF CASH FLOWS

Years ended December 31,
(in thousands)

	2006	2005	2004

Cash flows from operating activities
Net income	$2,814	$2,861	$3,220
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,398	1,390	1,407
Change in rotable spare parts	(6)	97	27
Changes in assets and liabilities
Trade receivables	(188)	(600)	(419)
Other current assets	(89)	4	(30)
Security deposit	-	(105)	(300)
Accounts payable and accrued expenses	(105)	130	(2)
Accrued royalty expense	32	52	135
Due to/from affiliates, net	(918)	164	495

Total adjustments	124	1,132	1,313

Net cash provided by operating activities	2,938	3,993	4,533

Cash flows from investing activities
Capital expenditures	-	-	(36)

Cash flows from financing activities
Restricted cash	-	-	757
Cash distributions to partners	(3,000)	(4,085)	(4,394)
Repayments of notes payable	-	-	(867)

Net cash used in financing activities	(3,000)	(4,085)	(4,504)

Net decrease in cash	(62)	(92)	(7)

Cash, beginning of year	607	699	706

Cash, end of year	$545	$607	$699

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$10	$-	$14

The accompanying notes are an integral part of these financial statements.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE A - DESCRIPTION OF BUSINESS

In February 1996, Ridgewood Providence Power Partners, L.P. was formed as a Delaware limited partnership (the “Partnership”). Ridgewood Providence Power Corporation, a Delaware corporation, is the sole general partner of the Partnership and is owned by Ridgewood Electric Power Trust III (“Trust III”) and Ridgewood Electric Power Trust IV (“Trust IV”), both Delaware business trusts (collectively, the “Trusts”). The Trusts are also the limited partners in the Partnership and have a common Managing Shareholder, Ridgewood Renewable Power, LLC (“RRP”). The Partnership shall continue to exist until April 1, 2036, unless terminated sooner by certain provisions of the Partnership Agreement.

In April 1996, the Partnership purchased substantially all of the net assets of Northeastern Landfill Power Joint Venture. The assets acquired include a 13.8 megawatt capacity electrical generating station, located at the Central Landfill in Johnston, Rhode Island (the “Providence Project”). The Providence Project includes nine reciprocating engine generator sets which are fueled by methane gas produced by and collected from the Central Landfill. The electricity produced by the Providence Project is sold to New England Power Service Company (“NEP”) under a long-term electric power sales contract.

The cash distributions and profits and losses of the Partnership are allocated 1% to the general partner and 99% to the limited partners in accordance with their capital contribution (63.7% to Trust IV and 35.3% to Trust III).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Partnership evaluates its estimates, including trade receivables, recoverable value of plant and equipment, intangible assets and recordable liabilities for litigation and other contingencies. The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE B (continued)

2.	Cash

Cash balances with banks as of December 31, 2006 and 2005 exceeded insured limits by $445 and $507, respectively.

3.	Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned and do not bear interest. No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

4.	Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the electric power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Final billings do not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes (“RPS Attributes”). As discussed in Note F, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity. Renewable attribute revenue is recorded in the month in which the RPS Attributes are produced as the Partnership has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

Sublease revenue is recorded monthly in accordance with the terms of the sublease agreement.

5.	Plant and Equipment

Plant and equipment, consisting principally of electrical generating equipment, are stated at cost less accumulated depreciation. Major renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred. Upon retirement or disposal of assets, the cost and the related accumulated depreciation are removed from the balance sheets. The difference, if any, between the net asset value and any proceeds from such retirement of disposal is recorded as a gain or loss in the statements of operations.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE B (continued)

The Partnership uses the straight-line method of depreciation over the estimated useful lives of the assets, as follows:

Power generation facility	20 years
Equipment	5 - 20 years
Vehicles	5 years

Rotable spare parts inventory primarily consists of parts and materials that are infrequently used in the Partnership’s operation.  An allowance is established for obsolescence on the basis of management’s review and assessment.

6.	Significant Customers

During 2006, 2005 and 2004, the Partnership’s two largest customers accounted for 81.7%, 81.8% and 81.2% of total revenues, respectively.

7.	Income Taxes

No provision is made for income taxes in the accompanying financial statements as the income or loss of the Partnership is passed through and included in the income tax returns of the partners.

8.	Fair Value of Financial Instruments

For the years ended December 31, 2006 and 2005, the carrying value of the Partnership’s cash, trade receivables and accounts payable and accrued expenses approximates their fair value.

9.	Comprehensive Income

The Partnership’s comprehensive income consists only of net income.

10.	New Accounting Standards

FIN 48

In June 2006, the Financial Accounting Standards Board (“FASB’) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification interest and penalties, accounting in interim periods, disclosure and transition. The Partnership will adopt FIN 48 beginning January 1, 2007. The Partnership does not believe that the adoption of FIN 48 will have a material impact on its financial statements.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE B (continued)

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and expand disclosures about fair value measurements.  SFAS No. 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods.  SFAS No. 157 will be effective for the Partnership beginnning January 1, 2008.  The Partnership is currently evaluating the impact adopting SFAS No. 157 will have on its financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 will be effective for the Partnership on January 1, 2008.  The Partnership is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE C - PLANT AND EQUIPMENT

At December 31, 2006 and 2005, plant and equipment at cost and accumulated depreciation were:

	2006	2005

Power generation facility	$1,905	$1,905
Equipment	14,032	14,032
Rotable spare parts	705	699
Vehicles	32	32

	16,674	16,668

Less accumulated depreciation	(8,115)	(7,319)

	$8,559	$9,349

During the years ended December 31, 2006, 2005 and 2004, the Partnership recorded depreciation expense of $795, $786 and $804, respectively, which is included in cost of revenues.

NOTE D - ELECTRIC POWER SALES CONTRACT

The Partnership is committed to sell all of the electricity it produces to NEP for prices as specified in the Power Purchase Agreement.  The agreement with NEP expires in the year 2020 and can be terminated by NEP under certain conditions in 2010.  As defined, the prices are adjusted annually for changes in the Consumer Price Index through 2010, and become market prices thereafter.

A portion of the purchase price of the Providence Project was assigned by the Partnership to the electric power sales contract and is being amortized through its early termination date of 2010 (a period of approximately 14 years) on a straight-line basis.  At December 31, 2006 and 2005, the gross and net carrying amounts of the electric power sales contract were:

	2006	2005

Electricity power sales contract - gross	$8,338	$8,338

Less accumulated amortization	(6,480)	(5,878)

Electricity power sales contract - net	$1,858	$2,460

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE D (continued)

For each of the years ended December 31, 2006, 2005 and 2004, the Partnership recorded amortization expense of $603, which is included in cost of revenues.  The Partnership expects to record amortization expense during the remaining amortization period as follows:

Year ended
December 31,

2007	$603
2008	603
2009	603
2010	49

NOTE E - LANDFILL LEASE AND SUBLEASE

The Partnership leases its site on the Central Landfill, located in Johnston, Rhode Island from Rhode Island Resource Recovery Corporation (“RIRRC”) under a lease which expires in 2020 and can be extended for an additional 10 years by mutual agreement of the parties under certain conditions.  The lease requires the Partnership to pay a contingent rent in the form of a royalty equal to 15% of net revenue, as defined, until 2006.  For subsequent years, the royalty is 15% of net revenues for each month in which the average daily kilowatt hour production is less than 180,000, and 18% of net revenues for each month in which the average daily kilowatt hour production exceeds 180,000.  For the years ended December 31, 2006, 2005 and 2004, royalty expense relating to the RIRRC lease amounted to $1,320, $1,090, and $1,102, respectively.  The royalty expense has been included in the cost of revenues in the statements of operations.

The Partnership subleases a portion of the Central Landfill to the Central Gas Limited Partnership (“Gasco”), an unaffiliated entity.  Gasco operates and maintains a portion of the landfill gas collection system and supplies landfill gas to the Providence Project.  The sublease agreement is effective through December 31, 2010 and provides for the following:

a) Sublease Revenue - Effective January 1, 2001, Gasco is to pay the Partnership an annual amount equal to the product of $45 (adjusted annually for inflation from January 1, 2001) times the assumed output capacity of each original engine generator set in megawatts installed and operated by the joint venture.  The Partnership recognized sublease revenue of $577, $571, and $571 for the years ended December 31, 2006, 2005 and 2004, respectively.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE E (continued)

b) Fuel Expense - The Partnership is to purchase all the landfill gas produced by Gasco and pay Gasco on a monthly basis approximately $.05 to $.005 per kilowatt hour based on the kilowatt hours generated.  The price is adjusted annually for changes in the Consumer Price Index, as defined.  Purchases from Gasco for the years ended December 31, 2006, 2005 and 2004 amounted to $1,031, $1,008, and $1,020, respectively.  Fuel expenses have been included in the cost of revenues in the statements of operations.

NOTE F - RENEWABLE ATTRIBUTE REVENUE

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the “Restructuring Act”).  Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e., those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill gas.  Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units.  Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier’s sales in that year.  Subsequent to 2009, the increase in the percentage requirement will be determined and set by the Massachusetts Division of Energy Resources (“DOER”).

On January 17, 2003, the Partnership received a “Statement of Qualification” from the DOER pursuant to the renewable portfolio standards (“RPS”) adopted by Massachusetts.  Since the Partnership has now become qualified, it is able to sell to retail electric suppliers the RPS Attributes associated with its electrical energy.  Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself.  Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product.  Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS regulations.

During 2004, the Partnership became qualified to sell RPS Attributes in Connecticut under a similar RPS program, except that the Connecticut program does not have a “vintage” prohibition, which in Massachusetts disqualifies the amount of a facility’s generation measured by its average output during the period 1995 through 1997.  Thus, the Partnership can sell the 86,000 megawatt hours (“MWhs”) that are ineligible under Massachusetts standards into the Connecticut market.  During 2006, 2005 and 2004, the Partnership sold its vintage RPS Attributes pursuant to agreements with various power marketers.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE F (continued)

Similar agreements have committed the Partnership to sell its 2007 vintage RPS Attributes to such designated parties at certain fixed quantities and prices.  Pursuant to the terms of the agreement, the Partnership is only required to deliver the specified RPS Attributes it generates and is not obligated to produce, nor is it subject to penalty if it is unable to produce, contracted quantities.

NOTE G - ROYALTY EXPENSE

On August 1, 2003, the Partnership entered into an Environmental Attribute Agreement with RIRRC and Ridgewood Gas Services, LLC (“RGS”), an affiliate of the Partnership that provides management services to RIRRC.  Pursuant to the terms of the agreement, the Partnership is required to pay 15% net revenue royalty to RIRRC and RGS which are derived from the sale of RPS Attributes which are the only direct costs of the renewable attribute revenue.  The term of the agreement coincides with the Central Landfill lease agreement, which expires in 2020 and provides for an extension of an additional ten years.  During the years ended December 31, 2006, 2005 and 2004, the Partnership recognized royalty expense of $1,187, $1,181 and $1,245, respectively, related to this agreement which is included in cost of revenues in the accompanying statements of operations.  The royalty expenses recognized above include 50% of royalty expenses to RGS for each of the years ended December 31, 2006, 2005 and 2004.

NOTE H - RELATED PARTY TRANSACTIONS

Under an Operating Agreement with the Trusts, Ridgewood Power Management LLC (“Ridgewood Management”), an entity related to the Managing Shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Partnership.  Ridgewood Management charges the Partnership at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the years ended December 31, 2006, 2005 and 2004, Ridgewood Management charged the Partnership $473, $500 and $439, respectively, for overhead items allocated in proportion to the amount invested in projects managed, which is included in cost of revenues in the accompanying statements of operations.  Ridgewood Management also charged the Partnership for all of the remaining direct operating and non-operating expenses attributable to the activities of the Partnership incurred during the periods. These charges may not be indicative of costs incurred if the Partnership were not operated by Ridgewood Management.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE H (continued)

The Partnership records short-term payables and receivables from other affiliates in the ordinary course of business.  The amounts payable and receivable with the other affiliates do not bear interest.  At December 31, 2006 and 2005, the Partnership had outstanding receivables and payables with the following affiliates:

	Due from		Due to
	2006	2005	2006	2005

Ridgewood Management	$-	$-	$206	$167
Trust III	27	-	-	349
Trust IV	47	-	-	628
Other affiliates	-	20	163	89

	$74	$20	$369	$1,233

NOTE I - COMMITMENTS AND CONTINGENCIES

The Partnership and several of its affiliates have an agreement with a power marketer for which they are committed to sell a portion of their RPS Attributes derived from their electric generation. The agreement provides such power marketer with six separate annual options to purchase such RPS Attributes from 2004 through 2009 at fixed prices, as defined. If the Partnership and its affiliates fail to supply the required number of RPS Attributes, penalties may be imposed. In accordance with the terms of the agreement, if the power marketer elects to exercise an annual option and the Partnership and its affiliates produce no renewable attributes for such option year, the Partnership and its affiliates face a maximum penalty, which is adjusted annually for the change in the consumer price index, among other things, of approximately $3,300, measured using current factors, for that option year and any other year in which an option has been exercised and no renewable attributes have been produced. Pursuant to the agreement, the Partnership is liable for 8% of the total penalty. In the fourth quarters of 2007 and 2006, the power marketer notified the Partnership and its affiliates that it has elected to purchase the output for 2008 and 2007, respectively, as specified in the agreement. In 2004, the Partnership incurred a penalty of approximately $4 for the shortfall in production of RPS Attributes. In 2006 and 2005, the Partnership satisfied and delivered RPS Attributes as prescribed in the agreements and therefore no penalties were incurred.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2006 and 2005
(dollar amounts in thousands)

NOTE I (continued)

As part of the RPS Attribute agreements, the Partnership has assigned and pledged its receivables derived from a portion of its renewable attribute revenue to the power marketer as well as deposited $405 with the power marketer. The affiliates of the Partnership that are parties to the agreement have also deposited amounts with the power marketer in proportion to their obligations under the agreement.

The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.